TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-5139
November 26, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation (Consolidated), Interim Period ended September 30, 2004;

2. Results of Operation (Consolidated), Interim and the Second Quarter, Fiscal Year ending March 31, 2005;

3. Results of Operation (Non-Consolidated), Interim Period ended September 30, 2004; and

4. Press release dated November 17, 2004 entitled "Notice regarding Interim Estimates and Revision of Fiscal Earnings Forecasts".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

<Translation>

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/ investor/index.html

November 22, 2004

Results of Operation (Consolidated), Interim Period ended September 30, 2004

CYBIRD Co., Ltd.
Registered issues
Security Code: 4823
Head office: Tokyo
(URL: http://www.cybird.co.jp/english/investor/index.html)
Representative: Kazutomo Robert Hori
President and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6110

Date of Approval by Board of Directors: November 22 , 2004
Adoption of US GAAP: Not Applicable

1. Results of Operation, Interim Period ended September 30, 2004 (From April 1, 2004 to September 30, 2004)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2004	6,170 (24.0)	228 (663.9)	237 (758.1)
Interim ended September 30, 2003	4,977 (16.1)	29 (-94.8)	27 (-95.2)
Year ended March 31, 2004	10,713	594	596

	Net Income	Earnings per Share	Earnings per Share (Fully Diluted)
	Millions of yen (%)	Yen	Yen
Interim ended September 30, 2004	1,037 (—)	15,231.79	15,051.01
Interim ended September 30, 2003	-60 (—)	-950.32	—
Year ended March 31, 2004	199	3,080.51	3,061.85

Note 1. Investment Profit (Loss) on Equity Method
(as of 2004/9/30) - yen (as of 2003/9/30) -3 million yen (as of 2004/3/31) -12 million yen
2. Average Number of Shares Issued (Consolidated)
(as of 2004/9/30) 68,081 shares (as of 2003/9/30) 63,583 shares (as of 2004/3/31) 64,767 shares
3. Change of Accounting Method Not Applicable
4. "%" shows increase / decrease of each item, compared with previous interim.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2004	9,881	7,698	77.9	112,614.59
September 30, 2003	6,819	5,164	75.7	81,154.11
March 31, 2004	8,465	6,546	77.3	96,716.77

Note: Number of shares Issued (Consolidated)
(as of 2004/9/30) 68,363 shares (as of 2003/9/30) 63,639 shares (as of 2004/3/31) 67,692 shares

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of Interim (fiscal year)
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim ended September 30, 2004	130	1,380	431	5,125
Interim ended September 30, 2003	-319	-697	28	1,726
Year ended March 31, 2004	313	-1,013	1,167	3,182

(4) Basis of Consolidation / Equity Method

Number of consolidated companies	3
Number of non-consolidated companies to which equity method is applied	-
Number of companies to which equity method is applied	1

(5) Change in the Scope of Consolidation

Number of consolidated companies	Added: 1	Excluded: 1
Number of companies to which equity method is applied	Added: 1	Excluded: 1

<Translation>

2. Earnings Forecasts for Fiscal Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2005	12,500	700	1,250

Reference: Projected Earnings per Share (Full-year) ¥6,094.91

Calculated by the number of shares issued (205,089) at the end of the interim period due to the stock split implemented on November 19, 2004.

The above-mentioned earnings forecasts for FY ending March 31, 2005 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

File No.82-5139

JASDAQ

CYBIRD

http://www.cybird.co.jp/english/investor/index.html

November 22, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6110

Results of Operation (Consolidated), Interim and the Second Quarter, Fiscal Year ending March 31, 2005

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or the "Company") and three consolidated subsidiaries (C&T Mobile Support Co., Ltd. (Note 1), DMOVE Co., Ltd. and GiGAFLOPS Japan Inc.) and one affiliate (KLab Inc. (Note 2)). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(Note 1) Effective September 1, 2004, CYBIRD established the 51%-owned consolidated subsidiary C&T Mobile Support Co., Ltd., including the subsidiary in the scope of consolidation commencing with the interim period under review.

(Note 2) Based on the sale of shares concluded on September 28, 2004, K Laboratory Co., Ltd. ceased to be a consolidated subsidiary, instead being accounted for by the equity method for the interim period under review. As of November 1, 2004, K Laboratory changed its name to KLab Inc.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting fees, planning/ development/ operating fees, customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses abroad. Considering the business environments and risks in each particular country, we are now focusing on providing solution and content distribution services for mobile Internet businesses as main revenue sources in overseas countries.

(4) Technology-Related Business (KLab Inc.)

KLab Inc., an affiliate of CYBIRD, researches and develops client-oriented software platforms and solutions for mobile phones. We also launched the software license business that uses the security technology as the base, based on the technology acquired through the development and operation of Java™ and BREW™ applications for mobile phones.

1-2 Relations with Subsidiaries and Affiliates

CYBIRD provides content distribution services utilizing applications and technologies developed by its affiliate KLab Inc.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

GiGAFLOPS Japan Inc., converted into a wholly owned subsidiary in April 2003, collaborates with CYBIRD mainly by aiming to increase the number of CYBIRD content subscribers by attracting subscribers through its own sites.

Formed in September 2004 as a joint venture with transcosmos inc., C&T Mobile Support Co., Ltd. primarily provides customer support services for corporations and government bodies that operate mobile sites.

CYBIRD Group Business Chart



Consumers
Free/Chargeable Information Service
Subscription Fee
Merchandise/Service
Payment
Wireless Network Operators
Client Companies
Free/Chargeable Information Service
Subscription Fee after Deduction of Collection fee
Payment
Application Licensing and Consulting
Payment
Motion Picture Production
Payment
Marketing Solution
Payment
Customer Support services
Payment
Application Development and Consulting
Payment
Affiliate (accounted for under the equity method)
KLab Inc.
Subsidiary
DMOVE Co., Ltd.
Subsidiary
C&T Mobile Support Co., Ltd.
Subsidiary
GiGAFLOPS Japan Inc.
Application Licensing and Consulting
Payment
Motion Picture Production
Payment
Customer Support services
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Information Providers
Information/Service/ Merchandise
Payment/Fee

1-3 CYBIRD's Consolidated Companies (As of September 30, 2004)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥50 mil.	1,000	52.50
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	September, 2004	Customer Support	¥225 mil.	9,000	51.00
KLab Inc.	Minato-ku, Tokyo	August, 2000	Information Technology	¥331 mil.	7,100	25.85

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share. (As of June 28, 2004, we announced revised amount of dividends issuance due to stock splits.)

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment. Effective November 19, 2004, CYBIRD's stock was split by a factor of 3:1. We carefully consider stock splits, taking into account our business performance, liquidity, stock price and other factors.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, we try to be a "situation marketing" company that supplies information and services that will enrich their lives.

To realize this strategy, beginning with FeliCa-related businesses, we propose "+mobile" solutions for a variety of situations in life. For the purpose of improving the quality and volume of our authorized user information database, we are actively working to acquire additional authorized user information databases by strengthening the services of existing business and acquiring services through M&A and other means.

The following are our mid to long-term business polices by business segment.

(1) Focused Investment on Media Strategy Business

We began Media Strategy Business with the goal of combining the functions of mobile phones with other media.

As a special area of emphasis, we have positioned our "OnePush" service, a communication tool for the disseminating terrestrial digital broadcasting, as a strategic product, and are promoting its use in adding value to TV commercials, expanding the mobile phone content market by linking to TV programs and developing mobile commerce TV shopping.

(2) FeliCa-related Business

Concluding a business alliance with Bitwallet, Inc., operator of the electronic money system "Edy", CYBIRD has become a certified solution vendor of "Edy", commencing a new marketing service based on FeliCa-enabled mobile phones for corporate customers. NTT DoCoMo began selling FeliCa-enabled mobile phones in July 2004 and the number of FeliCa-enabled mobile phones in use is expected to climb to approximately 25 million during the next two years. Use of the "Edy" system is expected to spread rapidly, and CYBIRD intends to

promote the use of "Edy" and mobile phones as a new social infrastructure, starting with the payment settlement service, "Keitai Pay by Edy", and the cash back solution, "Edy Gift Marketing ASP".

(3) Business based on Alliance with usen Corp.

CYBIRD plans to build a wide-ranging cooperative relationship with usen Corp. in mobile phone-related business fields. Utilizing its strength in dealing with copyrights for music, CYBIRD intends to use the relationship to strengthen its music distribution operations, including chaku-uta™ and ring-tone, which have been slow to get started. Moreover, the Company will explore the possibility of providing a variety of services related to an electronic money system developed by the CYBRID Group to the more than 800 thousand commercial customers of the Group nationwide.

(4) Expanding Business Opportunities of Existing Businesses

① Mobile Content Business

In response to the intensified competition, we are aiming to maintain and expand our market share by launching new content with strong brand power. At the same time, we are making a fundamental review of our cost structure to improve profitability.

② Marketing Solution Business

Along with the growing rate of mobile phones, importance of one-to-one marketing utilizing mobile Internet attracts increasing attention from many companies. Consequently, we continuously focus on developing and offering marketing support services to corporate clients. In our E-commerce Business, we aim at the early establishment of a profitable base by concentrating on getting appealing products and developing effective business tie-ups. While handset technology is rapidly advancing, we aim to benefit from selling customer support services to outside by building a solid base/operation to handle users' inquiries through our subsidiary C&T Mobile Support Co., Ltd.

③ International Business

In our international business, we aim at quick establishment of a profitable base by focusing on the content distribution services and on regions with high growth potentials.

④ Technology-Related and New Business Domains

We supply customers with leading-edge applications through our affiliate KLab Inc. In conjunction with our R&D unit, the Strategic Technology Planning Department, we are also pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards, RFID tag, Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Furthermore, we are formulating specifications for Internet applications of car navigation systems as a regular member of the Internet ITS Consortium.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have appointed outside directors and auditors and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

① Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises eight directors including two outside directors. The regular monthly

meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising corporate officers and the standing auditors meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing a management function that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems and the Privacy Mark Management Committee to protect customer's information.

② Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fumio Nagase is also the president of IMAGICA, who holds a stake in, operates a joint content business with, and receives other outsourcing business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest. Neither does an outside director Takaya Kato have direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

(3) Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

(4) IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to the CEO, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the Company. Based on the motto "Timely, Fair, Accurate and Proactive Disclosure," we are working to improve the quality of our IR activities.

(5) Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The President is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark® for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

(6) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In the interim period ended September 30, 2004, we have achieved a 1,662.79kg reduction of $CO2$ (equivalent to saving 45.74 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Implementing measures and strategies to achieve sustainable growth and establishing a profitable business base.

We continue to optimize our business portfolio through our strategy of being focused and selective in business investment and development. In Mobile Content Business, we are aiming to expand our market share and to improve profitability by spending our managerial resources on the contents with future potential and profitability.

In the Marketing Solution Business, we are targeting greater profitability through the start-up of business alliances with media-related companies, particularly TV broadcasters, entering new businesses, such as a payment settlement system and such FeliCa-related businesses as gift marketing through a business tie-up with Bitwallet Inc., as well as strengthening competitiveness in existing businesses.

In our International Business we are working for the early establishment of a business base.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers establishing the benefit committee, adopting the director's remuneration system linked to the operating performance, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile Phone Subscriptions

	Mobile phones
September 30, 2004	**83.83 million**

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-enable Mobile Phone Subscriptions

	Mobile phones
September 30, 2004	**72.32 million**

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 83.83 million at the end of September 2004. Of this amount, the proportion of Internet-enabled handset accounts was 86.3%. The number of third generation (3G) mobile phone subscriptions at the end of September 2004 totaled 24.93 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥223.2 billion in 2003, and could grow to ¥370.6 billion by 2008. Also, the mobile commerce market in 2003 exceeded ¥777.0 billion, 2.4 times that of previous year.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, Java-enabled camera equipped, IrDA, two dimensional bar code, fingerprint authentication, etc.) and by the shift to carriers' fixed packet charge.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, Electronic Commerce Promotion Council of Japan, and NTT Data Institute of Management Consulting, Inc.)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2003 is estimated to have been approximately 1.3 billion people, and is forecast to exceed 2.5 billion by 2008. It is assumed that the number of mobile Internet users will grow as well. (Sources: Nomura Securities Co., Ltd.; Mobile Internet Summary 2004-2005 prepared by CYBIRD)

3-2 Consolidated Business Results (Interim)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
Interim period ended September 30, 2004	**6,170**	**237**	**1,037**	**15,231**	**29.1**	**392**
Interim period ended September 30, 2003	4,977	27	-60	-950	-2.3	199
Change	1,193	209	1,097	16,181	31.4points	192

During the interim period under review, consolidated net sales raised ¥1,193 million, or 24.0% compared with the same period in the previous fiscal year, to ¥6,170 million, reaching a record high for interim performance. Favorable growth by our Mobile Content, Marketing Solution, and Technology-Related businesses supported this expansion. Ordinary income advanced ¥209 million, or 758.1% year on year, to ¥237 million. Although there was an increase in the cost of sales to net sales ratio, this was absorbed by curtailing of selling, general and administrative expenses. Boosted by a gain on sales of a portion of CYBIRD's stake in KLab Inc., net income

amounted to ¥1,037 million, up a substantial ¥1,097 million from the loss recorded for the interim period last year.

As a result of the sale of shares of the previously consolidated subsidiary KLab Inc. to usen Corp. on September 28, 2004, KLab Inc. became an affiliate accounted for by the equity method. Although the company has been removed from the scope of consolidation for the interim period under review, KLab's statements of income, shareholders' equity, and cash flow have been consolidated for the period from April 1, 2004 to September 30, 2004 (deemed date of sale).

3-3 Business Results by Operation (Interim)

(1) Mobile Content Business (Interim)

	Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
Interim period ended September 30, 2004	**3,937**	**63.8**	**100**	**5**	**1**	**3,523**
Interim period ended September 30, 2003	3,451	69.3	86	6	1	3,533
Change	486	-5.5 points	14	-1	0	-10

Net sales of the Mobile Content Business advanced ¥486 million, or 14.1%, from the interim period in the prior fiscal year, to ¥3,937 million, a record high for interim net sales. In comparison with the total number of subscribers to content services at the end of the interim period last year, the number of subscribers was down slightly. However, the number of subscribers to high-brand-power content services, such as "Kazuko Hosoki's Rokusei Fortune-Telling", increased, contributing to a rise in the average subscription payment per subscriber.

On the other hand, the percentage of information providing fees (payment to information providers) to sales is relatively high for high-brand-power content services, forcing up the cost of sales ratio for this business. We have, however, been able to systematically restrict our advertising and promotional expenses (down ¥167 million, or 55.5%, year on year, to ¥134 million) by utilizing the media exposure power of these brand names content services and the providers' marketing power.

Change in the Number of Domestic Content Services


86
97
96
99
100
0
0
0
27
31
33
34
34
37
40
38
37
38
100
80
60
40
20
0
Sep.03
Dec.03
Mar.04
Jun.04
Sep.04
DDIP
Vodafone
KDDI
NTT DoCoMo

Sales composition ratio per Wireless Network Operator

	Interim period ended September 30, 2004	Interim period ended September 30, 2003
NTT DoCoMo	**64%**	60%
KDDI	**18%**	22%
Vodafone	**18%**	18%

(2) Marketing Solution Business (Interim)

	Sales (mil. of yen)	% of Consolidated Sales (%)
Interim period ended September 30, 2004	**1,470**	**23.8 %**
Interim period ended September 30, 2003	971	19.5 %
Change	498	4.3 points

Marketing Solution net sales for the interim period jumped ¥498 million, or 51.3%, compared with the same period in the previous year, to ¥1,470 million. Similar to the Mobile Content Business, this represented a record high for interim sales. Sales growth was favorable primarily due to increases in the commissioned operation of IP content sites, such as "Zenrin Mobile Map" and "Shimajiro", a new content service started during the interim period by Benesse Corporation; in revenue sharing; in developing and operating media-linked sites, mainly for TV stations; and in commissioned customer support services. Looking at individual projects, although there are some with low profitability, particularly in the commissioned development of sites for mainly TV stations in the media business, these are viewed as strategic projects for the future. In these projects, CYBIRD is giving priority to the building of business alliances with TV stations in order to achieve an early commercialization of its "OnePush" service, an interactive mobile communications technology for digital terrestrial television broadcasting that the Company is developing with a medium- to long term perspective.

(3) International Business (Interim)

	Sales (mil. of yen)	% of Consolidated Sales (%)
Interim period ended September 30, 2004	**31**	**0.5 %**
Interim period ended September 30, 2003	18	0.4 %
Change	13	0.1 points

Net sales of the International Business for the interim period under review amounted to ¥31 million, an increase of ¥13 million from the same period in the previous year. Revenues continued to flow in from the transmission of i-mode content services in the various regions of Europe and commissioned development work in China expanded.

(4) Technology-Related Business (KLab Inc.) (Interim)

	Sales (mil. of yen)	% of Consolidated Sales (%)
Interim period ended September 30, 2004	**730**	**11.9%**
Interim period ended September 30, 2003	535	10.8%
Change	195	1.1 points

During the interim period sales raised ¥195 million from the same period in the previous year to ¥730 million (¥827 million before inter-company eliminations). Because business resources were shifted to new businesses with high growth potential at the start of the fiscal year, earnings suffered in the first quarter. However, a surge in solution-related sales in the second quarter resulted in overall growth.

3-4 Consolidated Business Results (Quarter)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. yen)	Earnings per Share (yen)	ROE (annualized, %)	EBITDA (mil. yen)
2nd Quarter, FY ending March 31, 2005	**3,241**	**191**	**990**	**14,592**	**55.4**	**270**
2nd Quarter, FY ended March 31, 2004	2,579	-66	-125	-1,977	-9.6	29
Change	662	258	1,115	16,569	65.1points	240

3-5 Business Results by Operation (Quarter)

(1) Mobile Content Business (Quarter)

	Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
2nd Quarter, FY ending March 31, 2005	**1,982**	**61.2**	**100**	**1**	**0**	**3,523**
2nd Quarter, FY ended March 31, 2004	1,705	66.1	86	3	0	3,533
Change	277	-5.0points	14	-2	0	-10

(2) Marketing Solution Business (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%)
2nd Quarter, FY ending March 31, 2005	**794**	**24.5 %**
2nd Quarter, FY ended March 31, 2004	600	23.3 %
Change	194	1.3 points

(3) International Business (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%)
2nd Quarter, FY ending March 31, 2005	**10**	**0.3 %**
2nd Quarter, FY ended March 31, 2004	9	0.4 %
Change	0	-0.1 points

(4) Technology-Related Business (KLab Inc.) (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%)
2nd Quarter, FY ending March 31, 2005	**454**	**14.0%**
2nd Quarter, FY ended March 31, 2004	263	10.2%
Change	190	3.8 points

3-6 Consolidated Income Statement

(1) Net Sales

Consolidated net sales increased ¥1,193 million, or 24.0% compared with the same period in the previous year, to ¥6,170 million, supported by record high interim sales of our Mobile Content, Marketing Solution, and Technology-Related businesses.

(2) Cost of Sales

Cost of sales for the interim period was ¥3,777 million, rising ¥1,121 million, or 42.2%, from the same period in the previous year. The cost percentage increased by 7.9 percentage points from the same period in the previous year to 61.2%. The rise in costs can be attributed to an increase in information fees in the Mobile Content Business and in commissioned development projects, particularly for TV broadcasters in the Media development business field of the Marketing Solutions Business. As a result, the gross profit for the interim period on a consolidated basis amounted to ¥2,392 million, up ¥72 million year on year, and the gross profit margin was 38.8%.

(3) Sales, General and Administrative Expenses "SG&A expenses"

Major SG&A expenses were as follows;

<Interim> (Unit: Millions of yen, Round down)

Expense Item	**Interim period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)**	Interim period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**696**	669	26	4.0
Advertisement Expenses	**134**	301	-167	-55.5
Research and Development Expenses	**261**	299	-37	-12.4
Commission Paid	**656**	636	20	3.1
Others	**415**	384	31	8.2
Total	**2,164**	2,290	-126	-5.5

SG&A expenses totaled ¥2,164 million, a decrease of ¥126 million, or 5.5%, compared with the same period in

the previous year. The SG&A expenses to net sales ratio declined 11.0 percentage points, to 35.1%. Although there were strategic, unavoidable cost increases, such as higher personal and recruiting-related expenses due to business expansion and share-related commission expenses due to growth in the number of shareholders, cost reduction efforts, such as the systematic curtailing of advertising and promotional expenses resulted in lower overall SG&A expenses.

<Quarter> (Unit: Millions of yen, Round down)

Expense Item	**2nd Quarter, FY ended March 31, 2005 (From July 1, 2004 To September 30, 2004)**	2nd Quarter, FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**340**	343	-2	-0.8
Advertisement Expenses	**91**	166	-74	-44.9
Research and Development Expenses	**131**	155	-23	-15.3
Commission Paid	**325**	329	-3	-1.2
Others	**204**	212	-8	-3.8
Total	**1,094**	1,207	-113	-9.4

(4) Operating and Ordinary Income

A combination of favorable sales growth and a higher cost of sales ratio being absorbed by the curtailing of SG&A expenses resulted in a ¥198 million, or 663.9%, jump in operating income from the previous interim period, to ¥228 million. Ordinary income advanced ¥209 million, or 758.1% year on year, to ¥237 million. The increase could be mainly attributed to an improvement in the net contribution of non-operating income, such as commission fees and grant money, and non-operating expenses, such as interest paid.

(5) Net Income

During the interim period under review, the sale of shares of KLab, previously a consolidated subsidiary, resulted in the booking of a ¥1,532 million gain on sales of investment securities. Deducting losses on valuation due to the conservative valuation of the shares of other consolidated subsidiaries, the lump sum write off of the consolidation account, corporate tax, local tax and enterprise tax, consolidated net income for the period under review was ¥1,037 million, an increase of ¥1,097 million from a loss of ¥60 million recorded in the interim period last year.

3-7 Consolidated Balance Sheet

At the end of the interim period, total assets amounted to ¥9,881 million. Total liabilities were ¥1,961 million, minority interests were ¥221 million and shareholders' equity was ¥7,698 million.

The sale of KLab shares for ¥1,660 million produced a notable increase in cash and cash equivalents.

	Interim period ended September 30, 2004	Interim period ended September 30, 2003
Equity ratio (%)	**77.9**	75.7
Equity ratio on a market value basis (%)	**290.6**	280.9
Debt Redemption (years)	**0.0**	-
Interest Coverage Ratio (times)	**53.1**	-

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this interim.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Calculations of Debt Redemption and Interest Coverage Ratio for the interim period ended September 30, 2003 were omitted due to negative operating cash flow.

3-8 Consolidated Cash Flow Statement

At the end of September 2004, cash and cash equivalents totaled ¥5,125 million, increasing by ¥3,399 million, or 196.9%, from the same period in the previous year, and increasing by ¥1,943 million, or 61.1%, from the end of the previous fiscal year. Conditions/contributing factors in each cash flow segment for the interim period under review are as follows.

(Cash flow from operating activities)

Cash flow from operating activities increased by ¥130 million (a decrease of ¥319 million during the same period in the previous year), comprised of ¥237 million of ordinary income less income tax paid.

(Cash flow from investing activities)

Cash flow from investing activities increased by ¥1,380 million (a decrease of ¥697 million during the same period in the previous year) principally due to the gain on sale of shares of KLab Inc, previously a consolidated subsidiary.

(Cash flow from financing activities)

Cash flow from financing activities increased by ¥431 million (an increase of ¥28 million during the same period in the previous year) as a result of income from the payment for shares by minority interest related to the establishment of C&T Mobile Support Co., Ltd. and from payments made on exercise of stock options less expenditures for dividends.

3-9 Earning Forecasts

The sale of shares of KLab Inc. during the interim period under review was followed by the sale of another portion of shares to usen Corp. on October 29, 2004 in the amount of ¥290 million. As a result of these transactions, a gain on sale of shares in affiliate totaling approximately ¥1.8 billion will be record in the current fiscal year. Consequently, the earning forecasts announced on May 25, 2004 for the consolidated and non-consolidated fiscal years ending March 2005 have been revised as shown below (The fiscal year earning forecast revisions were announced on November 17, 2004).

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2005	12,500	700	1,250

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2005	10,500	500	1,200

The above-mentioned earnings forecasts for FY ending March 2005 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and

uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Consolidated Financial Statements

4-1 Consolidated Balance Sheet (Interim)

(Unit: Thousands of yen, Round down)

	September 30, 2004		September 30, 2003		March 31, 2004	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	5,125,540		1,726,137		3,182,036	
Accounts receivable	2,629,445		2,372,873		2,851,467	
Inventories	6,834		31,976		18,677	
Others	320,844		458,951		289,969	
Allowance for doubtful accounts	(31,254)		(29,783)		(29,577)	
Total current assets	8,051,410	81.5	4,560,155	66.9	6,312,573	74.6
Property and equipment:						
Tangible fixed assets:	231,725	2.3	283,575	4.1	288,976	3.4
Intangible fixed assets:						
Software	393,107		405,800		492,019	
Others	42,069		153,714		73,336	
Total intangible assets	435,176	4.4	559,514	8.2	565,356	6.7
Investments and other assets:						
Investment securities	389,426		455,983		323,333	
Deposit with landlord	349,030		727,514		480,572	
Others	453,871		232,914		563,803	
Allowance for doubtful accounts	(28,813)		—		(69,339)	
Total investments and other assets	1,163,515	11.8	1,416,412	20.8	1,298,370	15.3
Total property and equipment	1,830,417	18.5	2,259,502	33.1	2,152,703	25.4
Total	9,881,827	100.0	6,819,657	100.0	8,465,276	100.0

(Unit: Thousands of yen, Round down)

	September 30, 2004		September 30, 2003		March 31, 2004	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,006,875		438,682		733,972	
Short-term debt	2,496		300,580		181,384	
Accrued expenses	188,626		649,518		380,908	
Accrued income taxes	629,297		20,865		137,601	
Bonus payment reserve	75,750		104,487		166,060	
Others	55,318		50,617		64,952	
Total current liabilities	1,958,364	19.8	1,564,752	22.9	1,664,879	19.7
Long-term liabilities:						
Total long-term debt	2,928	0.0	5,840	0.1	94,940	1.1
Total liabilities	1,961,292	19.8	1,570,592	23.0	1,759,819	20.8
Minority interests:						
Minority interests	221,863	2.3	84,499	1.3	158,505	1.9
Shareholders' Equity:						
I Common stock	3,230,710	32.7	2,595,417	38.0	3,156,427	37.3
II Additional paid-in capital	3,287,405	33.3	2,652,116	38.9	3,213,123	37.9
III Retained earnings	1,180,554	11.9	(82,541)	(1.2)	177,400	2.1
IV Unrealized gain in available-for-sale securities	—	—	216	0.0	—	—
V Foreign currency transaction adjustment	—	—	(642)	(0.0)	—	—
Total shareholders' equity	7,698,671	77.9	5,164,566	75.7	6,546,951	77.3
Total	9,881,827	100.0	6,819,657	100.0	8,465,276	100.0

4-2 Consolidated Income Statement (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)		Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)		FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	6,170,669	100.0	4,977,041	100.0	10,713,971	100.0
Cost of sales	3,777,922	61.2	2,656,365	53.4	5,779,444	53.9
Gross Profit	2,392,747	38.8	2,320,676	46.6	4,934,526	46.1
Selling, general and administrative expenses	2,164,606	35.1	2,290,812	46.0	4,339,966	40.6
Operating Income	228,140	3.7	29,863	0.6	594,559	5.5
Non-operating income	13,518	0.2	5,445	0.1	27,038	0.3
Interest received	843		660		1,855	
Income and dividends received	—		3,400		4,200	
Subsidies received	4,302		—		17,594	
Commission fees	4,800		—		—	
Damage compensation income	3,300		—		—	
Others	272		1,384		3,389	
Non-operating expenses	4,547	0.1	7,677	0.1	25,167	0.2
Interest paid	2,350		3,272		5,438	
Equity in net losses of affiliates	—		3,190		12,248	
Foreign exchange loss	—		897		—	
Others	2,196		317		7,480	
Ordinary Income	237,111	3.8	27,632	0.6	596,430	5.6
Extraordinary profit	1,532,384	24.9	—	—	89,703	0.8
Gain on sale of investment securities	1,532,384		—		89,703	
Extraordinary loss	116,294	1.9	109,284	2.2	374,454	3.5
Loss on disposal of fixed assets	—		—		8,402	
Loss on sale of investment securities	33,309		—		126,666	
Software reevaluation loss	25,672		—		48,401	
Lease cancellation fee	—		—		10,905	
Loss on change in ownership ratio	—		—		223	
Office moving expenses	—		109,284		110,516	
Write-down of consolidation adjustment account	28,498		—		—	
Allowance for doubtful accounts	28,813		—		69,339	
Income Before Income (loss) Taxes and Minority Interests	1,653,201	26.8	(81,652)	(1.6)	311,678	2.9
Inhabitant taxes	—	—	3,730	0.0	—	—
Income taxes	632,837	10.3	—	—	140,791	1.3
Prior year adjustments of income taxes	—	—	25,489	0.6	27,703	0.2
Differed taxes	(15,627)	(0.3)	(80,746)	(1.6)	(95,153)	(0.9)
Profit (Loss) on minority interests	(1,008)	(0.0)	30,299	0.6	38,820	0.4
Net Income (Loss)	1,037,000	16.8	(60,425)	(1.2)	199,516	1.9

Sales by Operations

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)		Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)		FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	3,937,968	63.8	3,451,461	69.3	7,179,970	67.0
Marketing Solution Business	1,470,389	23.8	971,585	19.5	2,319,123	21.7
International Business	31,903	0.5	18,758	0.4	45,580	0.4
Technology-Related Business	730,408	11.9	535,236	10.8	1,169,296	10.9
Total	6,170,669	100.0	4,977,041	100.0	10,713,971	100.0

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly business of our affiliate KLab Inc.

4-3 Consolidated Statement of Shareholders' Equity (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)	FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)
	thousands of yen	thousands of yen	thousands of yen
Additional paid-in capital:			
I Balance at the beginning of period	3,213,123	2,642,116	2,642,116
II Increase in additional paid-in capital			
1. Increase due to share issuance	74,282	9,999	571,006
III Balance at the end of period	3,287,405	2,652,116	3,213,123
Retained earnings:			
I Balance at the beginning of period	177,400	(22,116)	(22,116)
II Increase in retained earnings			
1. Net income for the interim	1,037,000	—	199,516
III Decrease in retained earnings			
1. Dividends payment	33,846	—	—
2. Net loss for the interim	—	(60,425)	—
IV Balance at the end of period	1,180,554	(82,541)	177,400

4-4 Consolidated Cash Flow Statements (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)	FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)
	thousands of yen	thousands of yen	thousands of yen
Operating activities:			
Income before income taxes and minority interest	1,653,201	(81,652)	311,678
Depreciation and amortization	164,305	170,000	344,878
Write-down of consolidation adjustment account	28,498	7,124	14,249
Increase (decrease) in allowance for doubtful accounts	33,283	(2,317)	66,815
Increase (decrease) in bonus payment reserve	(44,282)	12,556	74,129
Interests and dividend earned	(843)	(4,060)	(6,055)
Interest expenses	2,350	3,272	5,438
Equity in net earnings (losses) of affiliates	—	—	12,248
Appraisal loss of investment securities	33,309	—	126,666
Proceeds from investment securities	(1,532,384)	—	(89,703)
Appraisal loss of software	25,672	—	48,401
(Increase) decrease in accounts receivable	(180,754)	146,914	(331,678)
(Increase) decrease in inventories	(16,307)	32,336	44,065
Increase (decrease) in accounts payable	217,357	14,687	309,978
Increase (decrease) in accrued expenses	(117,262)	(88,382)	(120,884)
Others	1,577	(766)	55,362
Total	267,721	209,713	865,591
Interests and dividends received	843	4,060	6,055
Interest paid	(2,467)	(2,889)	(4,985)
Income tax paid	(135,140)	(530,653)	(553,194)
Cash flow from operating activities	130,956	(319,770)	313,467
Investing activities:			
Expenditures for property and equipment	(37,169)	(22,226)	(244,220)
Expenditure for intangible fixed assets	(183,026)	(171,574)	(440,696)
Expenditure for investment securities	(3,200)	—	—
Proceeds from sales of investment securities	—	—	108,000
Expenditure for investment in subsidiaries	—	(62,101)	(62,101)
Proceeds from sales of subsidiaries changing consolidation scope	1,598,608	—	—
Expenditures for short-term lending	—	(25,000)	(95,000)
Proceeds from redemption of short-term borrowings	1,750	—	—
Expenditures for deposits with landlord	(1,352)	(412,271)	(471,915)
Proceeds from deposits with landlord	2,583	—	212,514
Others	2,573	(3,956)	(20,232)
Cash flow from investing activities	1,380,767	(697,130)	(1,013,652)
Financing activities:			
Proceeds from short-term debt	270,000	480,000	525,000
Repayment of short-term debt	(150,266)	(452,500)	(662,400)
Proceeds from long-term debt	—	—	140,000
Repayment of long-term debt	(23,892)	—	(6,444)
Expenditure for repayment of long-term amortization	—	(17,575)	(17,575)
Proceeds from issuance of new shares to minority interests	220,500	—	46,965
Proceeds from issuance of new shares	148,565	20,000	1,142,016
Dividends payment	(33,186)	—	—
Others	—	(1,248)	—
Cash flow from financing activities	431,720	28,676	1,167,562
Foreign currency translation adjustment	58	413	711
Net increase in cash and cash equivalents	1,943,503	(987,810)	468,088
Cash and cash equivalents at the beginning of period	3,182,036	2,713,947	2,713,947
Cash and cash equivalents at the end of period	5,125,540	1,726,137	3,182,036

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 3 Names of Consolidated Companies: C&T Mobile Support Co., Ltd. DMOVE Co., Ltd. GiGAFLOPS Japan Inc. K Laboratory Co., Ltd., which was included in the scope of consolidated in the previous fiscal year, changed its name to KLab Inc. effective November 1, 2004. Because of the sale of shares of KLab during the period under review, the company has been removed from the scope of consolidation commencing with the interim period under review, and accounted for as an affiliate using the equity method. However, KLab's statements of income, shareholders' equity, and cash flow have been consolidated for the period from April 1, 2004 to September 30, 2004 (deemed date of sale). Established during the interim period under review, C&T Mobile Support Co., Ltd., has been newly included in the scope of consolidation. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 1 KLab Inc. (K Laboratory Co., Ltd. changed its name to KLab Inc. effective November 1, 2004) Since the liquidation of Cybird Korea Co., Ltd. was completed during the interim period, the company is no longer being accounted for by the equity method as of the interim period under review. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable
3. Account date of Consolidated Subsidiaries	Accounting periods for consolidated subsidiaries are consistent with those of CYBIRD.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the interim period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: Stated at cost determined by the moving-average method b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method

(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use) Valued at the straight-line method, based on a useful life of 3 years.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(4) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(5) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(6) Method of Hedge Accounting	a. Method of Hedge Accounting We have entered into special treatment for interest rate swaps. b. Hedge Method and Hedge Target Hedge Method: Interest rate swap Hedge Target: Debt c. Hedge Policy We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk. d. Method to Measure Hedge Effectiveness We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For the interim period, cash (cash and cash equivalents) in the Consolidated Cash Flow Statements consist of cash on hand and bank demand deposits.

Notes

Notes for Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

	September 30, 2004	September 30, 2003	March 31, 2004
1. Accumulated depreciation of tangible fixed assets	140,029	108,710	133,351

Notes for Consolidated Income Statements

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2004 (From April 1, 2004 to Sept. 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)	FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)
1. Selling, general and administrative expenses	Advertisement 134,375	Advertisement 301,703	Advertisement 469,628
	Allowance for doubtful accounts 31,190	Allowance for doubtful accounts 29,733	Allowance for doubtful accounts 29,527
	Employees' salaries 411,551	Employees' salaries 401,323	Employees' salaries 818,336
	Charge in bonus payment reserve 53,248	Charge in bonus payment reserve 48,587	Charge in bonus payment reserve 73,051
	Research and development costs 261,918	Research and development costs 299,077	Research and development costs 570,460
	Charge and commission 656,254	Charge and commission 636,239	Charge and commission 1,272,453
2. Office relocation related expenses	—	Loss on retirement of building 49,313	Loss on retirement of building 49,262
		Loss on retirement of equipment 3,347	Loss on retirement of equipment 3,620
		Renovation expense 37,705	Renovation expense 37,491
		Lease cancellation 10,134	Lease cancellation 10,134
			Moving cost 8,784
			Others 1,222

Notes for Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2004 (From April 1, 2004 to Sept. 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)	FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)
1. Relationship between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and cash deposit accounts 5,125,540	Cash and cash deposit accounts 1,726,137	Cash and cash deposit accounts 3,182,036
	Cash and cash equivalents 5,125,540	Cash and cash equivalents 1,726,137	Cash and cash equivalents 3,182,036

Notes for Lease related

(Unit: Thousands of yen, Round down)

Finance lease transactions, with which the ownership is not transferred to the lessee

1.Pro forma equivalent lease acquisition cost, accumulated depreciation and balance

	Interim period ended September 30, 2004 (From April 1, 2004 to Sept. 30, 2004)			Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)			FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)		
	Acquisition cost	Accumulated depreciation	Balance	Acquisition cost	Accumulated depreciation	Balance	Acquisition cost	Accumulated depreciation	Balance
Fixed Assets	491,398	177,058	314,340	932,885	488,624	444,261	848,521	421,257	427,264
Soft-ware	19,876	6,497	13,378	56,342	35,580	20,762	29,114	11,772	17,342
Total	511,274	183,556	327,718	989,227	524,204	465,023	877,636	433,029	444,606

	Interim period ended September 30, 2004 (From April 1, 2004 to Sept. 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)	FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)
2.Pro forma equivalent balance of unexpired lease expenses	Due within 1 year 129,208 Due after 1 year 220,750 Total 349,959	Due within 1 year 208,058 Due after 1 year 274,445 Total 482,504	Due within 1 year 178,692 Due after 1 year 289,668 Total 468,361
3.Lease expenses, pro forma equivalent depreciation and interest expense	Lease expenses 125,943 Depreciation expenses 115,603 Interest expenses 12,712	Lease expenses 124,369 Depreciation expenses 119,168 Interest expenses 10,087	Lease expenses 225,638 Depreciation expenses 211,286 Interest expenses 23,761
4.Computation method for pro forma equivalent deprecation	Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	Same as on left	Same as on left
5. Computation method for pro forma equivalent interest	Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	Same as on left	Same as on left
Operating lease	Unexpired lease expenses Due within 1 year 313,749 Due after 1 year 494,887 Total 808,636	—	Unexpired lease expenses Due within 1 year 416,845 Due after 1 year 872,236 Total 1,289,081

Notes for Securities

Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)

1. Securities with market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Acquisition value	Book value	Change
Other securities	240,023	240,023	—

During the interim period under review, the Company wrote down investment securities with market values that are classified under Investments and other assets by ¥33,309,000.

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;

1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery.

2. Securities without market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Book value
Unlisted shares (except OTC shares)	50,000

Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)

1. Securities with market quotations

Other securities (Unit: Thousands of yen, Round down)

	Acquisition value	Book value	Change
Other securities	400,000	400,360	360

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;
1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery. We don't have any securities that are applied reappraisal during the interim period.

2. Securities without market quotations

Other securities (Unit: Thousands of yen, Round down)

	Book value
Unlisted shares (except OTC shares)	50,000

FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)

1. Securities with market quotations

Other securities (Unit: Thousands of yen, Round down)

	Acquisition value	Book value	Change
Other securities	273,333	273,333	—

During the interim period under review, the Company wrote down investment securities with market values that are classified under Investments and other assets by ¥126,666,000.

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;
1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery.

2. Securities without market quotations

Other securities (Unit: Thousands of yen, Round down)

	Book value
Unlisted shares (except OTC shares)	50,000

Derivative related

Interim period ended September 30, 2004 (From April 1, 2004 to September 30, 2004), Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003) and Fiscal Year ended March 31, 2004 (From April 1, 2003 To March 31, 2004)

N/A

CYBIRD Group conducts no derivative transactions.

Segment information

1. Business segment information

Interim period ended September 30, 2004 (From April 1, 2004 to September 30, 2004), Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003) and Fiscal Year ended March 31, 2004 (From April 1, 2003 To March 31, 2004)

N/A

The principle businesses of the Company and its consolidated subsidiaries are a mobile contents related business including content distribution via mobile phones and series of technology development of contents/service provider system. A description of these business is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic segment information

Interim period ended September 30, 2004 (From April 1, 2004 to September 30, 2004), Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003) and Fiscal Year ended March 31, 2004 (From April 1, 2003 To March 31, 2004)

N/A

Description is omitted, because the amount of domestic sales accounts for more than 90% of consolidated sales.

3. Overseas sales

Interim period ended September 30, 2004 (From April 1, 2004 to September 30, 2004), Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003) and Fiscal Year ended March 31, 2004 (From April 1, 2003 To March 31, 2004)

N/A

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

Notes for Per Share Data

(Round down)

<table>
<tr><th></th><th>Interim period ended September 30, 2004
(From April 1, 2004 to Sept. 30, 2004)</th><th>Interim period ended September 30, 2003
(From April 1, 2003 to Sept. 30, 2003)</th><th>FY ended March 31, 2004
(From April 1, 2003 to March 31, 2004)</th></tr>
<tr><td>1. Shareholders' Equity per Share</td><td>112,614 yen</td><td>81,154 yen</td><td>96,716yen</td></tr>
<tr><td>2. Net income (loss) per share</td><td>15,231yen</td><td>-950yen</td><td>3,080yen</td></tr>
<tr><td>3. Net income per share (diluted)</td><td>15,051yen</td><td>-</td><td>3,061yen</td></tr>
<tr><td></td><td>In a meeting held on June 28, 2004, the Board of Directors decided to issue new shares by the stock split as follows.
1. Effective November 19, 2004, a 3-to-1 share split is carried out.
(1) Number of shares issued increased by the stock split
Twice the number of common stock with the record date of September 30, 2004.
(2) Method of the stock split
The stocks
The stocks with the record date of September 30, 2004 will be split by a factor of 3:1.
(3)The initial date in reckoning for dividend
October 1, 2004
If the above share split was assumed to have taken place at the start of the previous fiscal year, the per share information for the previous interim period and fiscal year would be as follows.
<table>
<tr><th>Interim period ended September 30, 2004</th><th>Previous Interim Period</th><th>Previous Fiscal Year</th></tr>
<tr><td>Assets per share ¥37,538
Income per share ¥5,077
Fully diluted income per share ¥5,030</td><td>Assets per share ¥27,051
Income per share (¥316)
Fully diluted income per share --</td><td>Assets per share ¥32,238
Income per share ¥1,026
Fully diluted income per share ¥1,021</td></tr>
</table>
</td><td>Due to recording a loss for the interim period, no figure has been given for fully diluted income per share.
Effective November 15, 2002, a share split was carried out. If the above share split was assumed to have taken place at the start of the previous fiscal year, the per share information for the previous interim period would be as follows.

Assets per share
¥75,097
Income per share
¥10,546
Fully diluted income per share
¥10,390</td><td></td></tr>
</table>

Note: The basis for calculating net income (loss) per share and net income per share (diluted) is as follows.

	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)	FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)
Net Income (Loss) Per Share			
Net income (loss) (thousands of yen)	1,037,000	-60,425	199,516
Amount not related to common stock	—	—	—
Net income (loss) related to common stock (thousands of yen)	1,037,000	-60,425	199,516
Average number of common shares (shares)	68,081	63,583	64,767
Net Income Per Share (Diluted)			
Net income before dilution (thousands of yen)	—	—	—
Additional number of common shares (shares)	671	120	394
(Out of which Stock options)	(671)	(120)	(394)
Outline of potential shares that does not considered in calculation because of not having dilution effect	—	—	—

Significant Subsequent Events

Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)

1. Sale of Investment Securities

Effective October 29, 2004, CYBIRD sold shares of KLab Inc. (K Laboratory Co., Ltd. changed its name to KLab Inc. as of November 1, 2004), an affiliate accounted for by the equity method, to usen Corp.

(1) Number of shares sold and sale amount

Number of shares sold: 415 shares

Sales amount: ¥290 million

(2) CYBIRD's share ownership and proportion of shares issued after transfer

Share ownership: 1,420 shares

Proportion of all shares issued: 20.00%

(3) Reasons

CYBIRD sold a portion of its stake in KLab to usen to further strengthen the relationship between the CYBIRD and usen Groups in order to build a base for a broad cooperative relationship in the field of music distribution through mobile phones.

(4) Impact on CYBIRD's performance

CYBIRD expects to record a gain on sale of investment securities of ¥269 million in the current fiscal year.

Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)

1. Third Party Allocation of Shares

Effective December 1, 2003, the Board of Directors of CYBIRD approved a capital increase through a third party allocation of common stock.

(1) Outline of new share issuance

a. Number of new shares to be issued
3,600 common stock

b. Issue price
¥288,037 per share

c. Total amount of issue
¥1,036,933,200

d. Amount to be included in capital
¥144,019 per share

e. Total amount of capital to be increase
¥518,468,400

f. Subscription date
December 16, 2003

g. Payment date
December 17, 2003

h. Initial date of reckoning the dividend
October 1, 2003

j. Allotted companies and number of shares

Nippon Television Network Corporation — 2,500 shares

Nagoya Broadcasting Network — 500 shares

Yomiuri Telecasting Corporation — 500 shares

Asahi Broadcasting Corporation — 100 shares

k. Use of capital raised

The balance deducted cost ¥10 million from the new share issuance cost ¥1,036 million will be used for development and operation cost for TV-program lined mobile content and solution business for CYBIRD.

FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004)

1. Stock split

Effective June 28, 2004, the board of directors approved stock issuance by the stock split.

(1) Effective November 19, 2004, a 3-to-1 share split is carried out.

a. Number of share issued increased by the stock split

Twice the number of common stock with the record date of September 30, 2004.

b. Method of the stock split

The stocks with the record date of September 30, 2004 will be split by a factor of 3:1.

c. The initial date in reckoning for dividend

October 1, 2004

If the above share split was assumed to have taken place at the start of the previous fiscal year, the per share information for the previous interim period and fiscal year would be as follows.

FY ended March 31, 2004	FY ending March 31, 2005
Assets per share ¥27,313	Assets per share ¥32,238
Income per share ¥5,676	Income per share ¥1,026
Fully diluted income per share ¥5,611	Fully diluted income per share ¥1,021

5. Consolidated Financial Statements (Quarter)

5-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	September 30, 2004		September 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	5,125,540		1,726,137			
Accounts receivable	2,629,445		2,372,873			
Inventories	6,834		31,976			
Others	320,844		458,951			
Allowance for doubtful accounts	(31,254)		(29,783)			
Total current assets	8,051,410	81.5	4,560,155	66.9	3,491,254	76.6
Property and equipment:						
Tangible fixed assets:	231,725	2.3	283,575	4.1	(51,580)	(18.3)
Intangible fixed assets:						
Software	393,107		405,800			
Others	42,069		153,714			
Total intangible assets	435,176	4.4	559,514	8.2	(124,337)	(22.2)
Investments and other assets:						
Investment securities	389,426		455,983			
Deposit with landlord	349,030		727,514			
Others	453,871		232,914			
Provision for doubtful debt	(28,813)		—			
Total investments and other assets	1,163,515	11.8	1,416,412	20.8	(252,897)	(17.9)
Total property and equipment	1,830,417	18.5	2,259,502	33.1	(429,085)	(19.0)
Total	9,881,827	100.0	6,819,657	100.0	3,062,169	44.9

(Unit: Thousands of yen, Round down)

	September 30, 2004		September 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,006,875		438,682			
Short-term debt	2,496		300,580			
Accrued expenses	188,626		649,518			
Accrued income taxes	629,297		20,865			
Bonus payment reserve	75,750		104,487			
Others	55,318		50,617			
Total current liabilities	1,958,364	19.8	1,564,752	22.9	393,612	25.2
Long-term liabilities:						
Total long-term liabilities	2,928	0.0	5,840	0.1	(2,912)	(49.9)
Total liabilities	1,961,292	19.8	1,570,592	23.0	390,700	24.9
Minority interests:						
Minority interests	221,863	2.3	84,499	1.3	137,364	162.6
Shareholders' Equity:						
I Common stock	3,230,710	32.7	2,595,417	38.0	635,293	24.5
II Additional paid-in capital	3,287,405	33.3	2,652,116	38.9	635,289	24.0
III Retained earnings	1,180,554	11.9	(82,541)	(1.2)	1,263,096	—
IV Unrealized gain in available-for-sale securities	—	—	216	0.0	(216)	—
V Foreign currency transaction adjustment	—	—	(642)	(0.0)	642	—
Total shareholders' equity	7,698,671	77.9	5,164,566	75.7	2,534,104	49.1
Total	9,881,827	100.0	6,819,657	100.0	3,062,169	44.9

5-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2005 (From July 1, 2004 To September 30, 2004)		2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	3,241,072	100.0	2,579,068	100.0	662,004	25.7
Cost of Sales	1,959,702	60.5	1,423,434	55.2	536,268	37.7
Gross Profit	1,281,370	39.5	1,155,634	44.8	125,735	10.9
Selling, general and administrative expenses	1,094,047	33.7	1,207,110	46.8	(113,063)	(9.4)
Operating Income	187,322	5.8	(51,476)	(2.0)	238,798	—
Non-operating Income	6,281	0.2	(12,617)	(0.5)	18,899	—
Non-operating Expenses	2,213	0.1	2,856	0.1	(643)	(22.5)
Ordinary Income	191,391	5.9	(66,950)	(2.6)	258,341	—
Extraordinary Gain	1,532,384	47.3	—	—	1,532,384	—
Extraordinary Loss	116,294	3.6	106,807	4.1	9,486	8.9
Income (Loss) Before Income Taxes and minority Interests	1,607,481	49.6	(173,758)	(6.7)	1,781,239	—
Inhabitant tax	—	—	2,675	0.1	2,675	—
Income taxes	577,686	17.8	(215)	(0.0)	577,901	—
Prior Year Adjustments of income taxes	—	—	17,887	0.7	(17,887)	—
Deferred Taxes	17,763	0.5	(80,746)	(3.1)	98,509	—
Profit (Loss) on minority interests	21,966	0.7	12,450	0.5	9,515	76.4
Net Income (Loss)	990,065	30.6	(125,810)	(4.9)	1,115,875	—

Sales by Operations

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2005 (From July 1, 2004 To September 30, 2004)		2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	1,982,073	61.2	1,705,072	66.1	277,000	16.3
Marketing Solution Business	794,612	24.5	600,205	23.3	194,407	32.4
International Business	10,384	0.3	9,925	0.4	458	4.6
Technology-Related Business	454,002	14.0	263,865	10.2	190,137	72.1
Total	3,241,072	100.0	2,579,068	100.0	662,004	25.7

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly business of our affiliate KLab Inc.

5-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2005 (From July 1, 2004 To September 30, 2004)	2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	3,227,354	2,651,116
II Increase in additional paid-in capital		
1. Increase due to share issuance	60,051	999
III Balance at the end of period	3,287,405	2,652,116
Retained earnings:		
I Balance at the beginning of period	190,489	43,268
II Increase in retained earnings		
1. Net income for the quarter	990,065	—
III Decrease in retained earnings		
1. Net loss for the quarter	—	(125,810)
IV Balance at the end of period	1,180,554	(82,541)

5-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2005 (From July 1, 2004 To September 30, 2004)	2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	1,607,481	(173,758)
Depreciation and amortization	82,718	81,471
Write-down of consolidation adjustment account	24,936	3,562
Increase (decrease) in allowance for doubtful accounts	32,237	(2,195)
Increase (decrease) in bonus payment reserve	38,697	60,189
Interests and dividend earned	(429)	(2,783)
Interest expenses	1,178	1,397
Appraisal loss of investment securities	33,309	—
Proceeds from investment securities	(1,532,384)	—
Appraisal loss of software	25,672	—
(Increase) decrease in accounts receivable	(293,502)	(6,361)
(Increase) decrease in inventories	12,696	44,277
Increase (decrease) in accounts payable	58,643	27,283
Increase (decrease) in accrued expenses	(29,820)	(25,547)
Others	31,435	1,897
Total	92,870	9,434
Interests and dividends received	842	2,783
Interest paid	(1,325)	(1,397)
Income tax paid	(4,009)	(180)
Cash flow from operating activities	88,378	10,639
Investing activities:		
Expenditures for property and equipment	(8,017)	(16,952)
Expenditures for intangible fixed assets	(104,579)	(92,072)
Proceeds from sales of subsidiaries changing consolidation scope	1,598,608	—
Proceeds from redemption of short-term borrowing	1,750	—
Expenditures for deposits with landlord	(529)	(16,867)
Proceed from deposits with landlord	1,638	—
Others	(2,953)	(1,307)
Cash flow from investing activities	1,485,916	(127,200)
Financing activities:		
Proceeds from short-term debt	270,000	380,000
Repayment of short-term debt	(125,366)	(231,800)
Repayment of long-term debt	(11,946)	—
Expenditure for repayment of long-term amortization	—	(7,067)
Proceeds from issuance of new shares to minority interests	220,500	—
Proceeds from issuance of new shares	120,102	2,000
Dividends payment	(10,243)	—
Others	—	(624)
Cash flow from financing activities	463,046	142,508
Foreign currency translation adjustment	59	(343)
Net increase in cash and cash equivalents	2,037,401	25,604
Cash and cash equivalents at the beginning of period	3,088,138	1,700,532
Cash and cash equivalents at the end of period	5,125,540	1,726,137

Notes to Consolidated Financial Statements (Quarter)

1. Basis of Consolidation	(1) Number of Consolidated Companies: 3 Names of Consolidated Companies: C&T Mobile Support Co., Ltd. DMOVE Co., Ltd. GiGAFLOPS Japan Inc. K Laboratory Co., Ltd., which was included in the scope of consolidated in the previous fiscal year, changed its name to KLab Inc. effective November 1, 2004. Because of the sale of shares of KLab during the second quarter period under review, the company has been removed from the scope of consolidation commencing with the second quarter period under review, and accounted for as an affiliate using the equity method. However, KLab's statements of income, shareholders' equity, and cash flow have been consolidated for the period from July 1, 2004 to September 30, 2004 (deemed date of sale). Established during the second quarter under review, C&T Mobile Support Co., Ltd., has been newly included in the scope of consolidation. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 1 KLab Inc. (K Laboratory Co., Ltd. changed its name to KLab Inc. effective November 1, 2004) Since the liquidation of Cybird Korea Co., Ltd. was completed during the first quarter period, the company is no longer being accounted for by the equity method as of the first quarter period under review. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable
3.Account date of Consolidated Subsidiaries	Accounting periods for consolidated subsidiaries are consistent with those of CYBIRD.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the quarter, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: Stated at cost determined by the moving-average method b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method

(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use) Valued at the straight-line method, based on a useful life of 3 years.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate, which should be incurred during the second quarter period out of the amount of bonus forecast.
(4) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(5) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(6) Method of Hedge Accounting	a. Method of Hedge Accounting We have entered into special treatment for interest rate swaps. b. Hedge Method and Hedge Target Hedge Method: Interest rate swap Hedge Target: Debt c. Hedge Policy We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk. d. Method to Measure Hedge Effectiveness We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For the quarter period, cash (Cash and Cash Equivalents) in the Consolidated Cash Flow Statements consists of cash on hand and bank deposits.

6. Stock Information

6-1 Authorized Shares

270,000 shares (as of September 30, 2004)

6-2 Number of Shares Issued and Outstanding

68,363 shares (as of September 30, 2004)

6-3 Fully Diluted Shares

70,891 shares* (as of September 30, 2004)

*Including 2,528 potential shares from unexercised stock options

6-4 Number of Shareholders

9,972 (as of September 30, 2004)

6-5 Principal Shareholders (as of September 30, 2004)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	Shares	% of Voting Rights	Shares	% of Voting Rights
Kazutomo Robert Hori	9,118	9,118	–	–
Yosuke Iwai	3,616	3,616	–	–
Omron Corporation	3,600	3,600	–	–
Omron Finance Co., Ltd.	3,560	3,560	–	–
Japan Trustee Services Bank, Ltd. (Trust Account)	2,723	2,723	–	–
Raumuzu Co., Ltd.	2,510	2,510	–	–
Nippon Television Corporation Network	2,500	2,500	–	–
IMAGICA Corp.	2,350	2,350	–	–
Japan Securities Finance Co., Ltd.	1,798	1,798	–	–
Tomoo Tateishi	1,428	1,428	–	–

6-6 Distribution of Shareholders (as of September 30, 2004)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	7	3	117	22	9,823	9,972
Shares Owned (Shares)	0	7,812	53	17,686	2,514	40,298	68,363
Percentage of Shares (%)	0.00	11.43	0.08	25.87	3.68	58.95	100.00

6-7 Specified Minority Shareholders' Interest (as of September 30, 2004)

33,885 shares (49.57%)

*Total of 10 major shareholders' and remaining directors' interest

6-8 Floating Shares (as of September 30, 2004)

23,889 shares (34.94%)

*Interest of shareholders holding less than 50 shares

6-9 Shares owned by Investment Trusts (as of September 30, 2004)

5,643 shares (8.25%)

6-10 Shares owned by Pension Funds (as of September 30, 2004)

158 shares (0.23%)

6-11 Shares owned by Directors (as of September 30, 2004)

13,416 shares (19.63%)

6-12 Shares Issued and Paid-in Capital (as of September 30, 2004)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥333,334, Capitalization ¥166,667 Excess over Par ¥166,667
June 30, 2002 (Apr. 1 – Jun. 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥333,334, Capitalization ¥166,667 Excess over Par ¥166,667
September 30, 2002 (Jul. 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1, No. 2 Issue Price ¥333,334, Capitalization ¥166,667 Excess over Par ¥166,667
November 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
December 31, 2002 (Oct. 1 - Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
March 31, 2003 (Jan. 1 - Mar. 31)	75	63,519	6,250	2,585,417	6,250	2,642,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30,2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
December 18, 2003	3,600	67,239	518,468	3,113,885	518,464	3,170,580	Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors Issue Price ¥288,037, Capitalization ¥144,019 Excess over Par ¥144,018
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30) (Note 1)	531	68,363	60,051	3,230,710	-2,363,965	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004. Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

6-13 Stock Option (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)

* Grantees and Granted Shares		
5 Directors	193 Shares	
37 Employees	47 Shares	
Total	240 Shares	(Note 1)
* Exercise Price	¥2,000,000	(Note 2)
* Exercise Period	From March 1, 2002 to February 28, 2005	

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares		
49 Employees	126 Shares	
Total	126 Shares	(Note 3)
* Exercise Price	¥666,667	(Note 4)
* Exercise Period	From September 1, 2002 to August 31, 2005	

(3) Stock Option No.3 (Approved on June 28, 2001)

* Grantees and Granted Shares		
8 Directors	600 Shares	
46 Employees	200 Shares	
Total	800Shares	(Note 5)
* Exercise Price	¥452,566	(Note 6)
* Exercise Period	From September 1, 2003 to August 31, 2008	

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 7)
* Exercise Price	¥276,334	(Note 8)
* Exercise Period	From September 1, 2004 to August 31, 2008	

(5) Stock Option No.5 (Approved on June 27, 2003)

* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 9)
* Exercise Price	¥550,723	(Note 10)
* Exercise Period	From September 1, 2005 to August 31, 2009	

(Note 1) The number of potential but non-issued shares, as of September 30, 2004, was adjusted to 283 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002, the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥55,556 as a result of the stock splits implemented June 20, 2000, August 24, 2001, November 15, 2002 and November 19, 2004.

(Note 3) The number of potential but non-issued shares, as of September 30, 2004, was adjusted to 35 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, exercising stock option and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥55,556, as a result of the stock splits implemented on August 24, 2001, November 15, 2002 and November 19, 2004.

(Note 5) Due to exercising of stock options and the retirement of employees there are no longer any non-issued shares as of September 30, 2004.

(Note 6) The exercise price was adjusted to ¥74,986 as a result of a stock split implemented on November 15, 2002, a third party allocation of shares approved on December 1, 2003, and a stock split implemented on November 19, 2004.

(Note 7) The number of potential but non-issued shares, as of September 30, 2004, was adjusted to 620 shares due to the exercise of stock options and the retirement of employees.

(Note 8) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.

(Note 9) The number of potential but non-issued shares, as of September 30, 2004, was adjusted to 1,590 shares due to the retirement of employees.

(Note 10) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.

6-14 Common Stock held in treasury

N/A

6-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

7. Others

7-1 Significant Subsequent Events after the End of the Interim Period

N/A

7-2 Employees

(as of September 30, 2004)

	Mobile Contents	Marketing Solution	EC (e-commerce)	Inter-national Business	Strategic Technology Planning	Media Develop	Administrative Division (*1)	CYBIRD Total (*2)	C&T Mobile Support	KLab
Number of Employees (persons)	123	6	8	6	5	33	30	211	10	106
Change from Previous year (persons)*	+23	-39	+2	-2	+1	+15	+1	+1	+10	+20
Average Age	—	—	—	—	—	—	—	31.3	32.8	30.9
Average Length of Service (year)	—	—	—	—	—	—	—	2.0	—	1.5

(*1) The Administrative Division includes Legal & Corporate Affairs, Finance, Corporate Planning, Public Relations, Information System Service and Internal Auditing departments.

(*2) One employee of CYBIRD appointed as a director of C&T Mobile Support and 9 employees seconded from CYBIRD to C&T Mobile Support are not included in the number of CYBIRD employees. Furthermore, one employee appointed as a director of another Group company and one employee seconded to a company outside the Group are not included in the number of CYBIRD employees.

7-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

7-4 Primary Lender (as of September 30, 2004)

(1) CYBIRD Co., Ltd.

N/A

(2) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	5,424
Total	5,424

7-5 Board of Directors and Auditors

(as of September 30, 2004)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	Senior Vice President (part time) of KLab Inc.
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure
Executive Vice President	Yosuke Iwai	Senior Vice President (part time) of DMOVE Co., Ltd., Senior Vice President of GiGAFLOPS Japan Inc.
Executive Vice President	Kenichiro Nakajima	Senior Vice President (part time) of C&T Mobile Support Co., Ltd.
Senior Vice President	Shin-ichiro Yamashita	Senior Vice President (part time) of GiGAFLOPS Japan Inc.
Senior Vice President	Tetsuya Sanada	President & CEO of KLab Inc.
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Senior Vice President	Tatsuya Kato	Globis Group Managing Director
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. ,Corporate auditor (part time) of C&T Mobile Support Co., Ltd.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Fumio Nagase and Tatsuya Kato meet the requirement of being outside directors as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(Note 2) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

7-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfer the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A. (Belgium)	"i-mode Corporation Agreement" Agreement on CYBIRD's content services for BASE N.V./S.A.	August 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on CYBIRD's content services for Bouygues Telecom	November 14, 2002

(2) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
transcosmos inc.	"Agreement to Establish Joint Venture" Agreement with transcosmos inc. regarding the establishment and operation of C&T Mobile Support Co., Ltd., which both parties will invest in.	August 16, 2004

8. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

8-1 Risks Related to Content Business

(1) Dependence on Specific Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone Co., Ltd. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	2nd Quarter, FY ended March 2004	3rd Quarter, FY ended March 2004	4th Quarter, FY ended March 2004	1st Quarter, FY ending March 2005	**2nd Quarter, FY ending March 2005**
NTT DoCoMo	40.1%	42.6%	39.7%	42.8%	**39.6%**
KDDI	11.8%	11.9%	10.9%	12.1%	**10.8%**
Vodafone	14.2%	13.3%	12.0%	11.8%	**10.7%**
DDI POCKET	0.1%	0.0%	0.0%	0.0%	**0.0%**
Others	33.9%	32.3%	37.4%	33.3%	**38.9%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

8-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from these businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our affiliate company, KLab Inc., focuses on research and development, and invests priority to the licensing of next generation software platforms that are customized for mobile phones. As the business is still in the

investment phase, there is a possibility that we will not be able to recoup our investment due to misjudgment in our trend forecasts and this may have a negative effect on our business.

(4) Risks Related to New Business Start Ups

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. The "OnePush" business being developed by our Media Strategy Business since April 2003 and "FeliCa" related business started to develop in our Marketing Solution Business from this Interim period are exposed to such inherent risk and it is possible that we will not be able to recoup our investment.

8-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

8-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of September 30, 2004)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	–	1,150	100.00
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	26	–	525	52.50
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	Customer Support	229	–	4,590	51.00
KLab Inc.	Minato-ku, Tokyo	Information Technology	91	–	1,835	25.85
AucSale, Inc.	Chuo-ku, Tokyo	Information Services	50	53	12,500	19.89

8-5 Risks Related to Subsidiaries and Affiliate

C&T Mobile Support Co., Ltd., DMOVE Co., Ltd. and KLab Inc. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

8-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution business, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc.
Technology-Related Business	TOSE CO., LTD., Connect Technologies Corporation

8-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

8-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continue services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

8-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

8-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, and other senior management staff play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its

growth.

8-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

8-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

8-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ **Contact Information**

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL:+81-3-5785-6110 FAX:+81-3-5785-9321

HP: www.cybird.co.jp/english/investor/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

CYBIRD IP Content Services List

as of September 30, 2004

Operator: i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	1					¥105/¥315	06/01/00	
	TFM Chakushin Melody	1					¥105/¥315	12/03/01	
	Keigoe Tsukuro ♪						¥210	05/07/02	
	SOUL TRAIN	1					¥315	10/06/03	
	CoolSound Real					1	¥105/¥210/¥315	02/16/04	
		3	0	0	0	1			5
Wallpaper / Screensaver	Cool Screen	1					¥105	02/01/00	
	Prinet						¥315	05/01/00	
	Chaku Kyara!	1					¥105	08/01/00	
	Machiuke Tsukuro ♪	1					¥210	10/02/00	
	ART☆Graphix α	1					¥210	01/26/01	
	Digital Tokoro-san	1					¥315	08/05/02	
	Chekira · Thomas etc.	1					¥210	12/02/02	
	STAR WARS MOBILE	1	1		1		¥315	12/02/02	
	Sa-para	1					¥315	12/16/02	
	Inuyasha	1					¥315	03/17/03	
	DETECTIVE CONAN						¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		9	1	0	1	0			12
Game	Robo★Robo	1					¥315	05/01/00	
	Kensho Puzzler	1					¥315	11/06/00	
	□Baka Games!	1					¥315/¥0	03/04/02	
	Cybird Style						¥0	06/17/02	
	Game no Dendoo	1					¥315	11/05/02	
		4	0	0	0	0			5
Fortune-telling	Kagami Ryuji Renseijutsu (name change)	1					¥210	12/01/99	
	Anata no Nedan?						¥105	08/01/00	
	Hosoki Kazuko						¥315	10/06/03	
		1	0	0	0	0			3
Information	Namiaru?	1	1				¥315	02/22/99	
	Tsuri-King						¥315	05/01/00	
	Wine-Wine						¥315	06/01/00	
	TV Panic Game Store						¥0	02/01/00	
	TOYS"R"US						¥0	09/01/03	
	CINEMA IMAGICA		1				¥315	10/07/02	
	Stardust WEB	1					¥315	02/01/00	
	Popteen-net	1					¥199	07/03/00	
	Shimizu Chinami and OL iinkai						¥210	12/02/00	
	Mobile Takarazuka	1					¥315	01/22/01	
	Inu-Neko no Kimochi (name change)						¥210	01/04/00	
	IT media	1					¥315	12/02/02	
	T-SHIRTS To Go						¥0	09/06/04	
		5	2	0	0	0			13
Sub Total		22	3	0	1	1			
									38

Operator: EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥315	11/01/00	
	TFM Chakushin Melody						¥105/¥32 ¥315/¥26	10/23/01	
	Comedy Club King						¥315	11/06/03	
	CoolSound Real					1	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN						¥315	06/03/04	
		0	0	0	0	1			5
Wallpaper / Screensaver	@Chaku Kyara Club						¥100/¥200	02/01/00	
	Prinet						¥315	09/20/00	
	@Chaku Kyara Benri Tokei	1					¥200	07/12/01	
	Chekira · Thomas etc.						¥210	03/03/03	
	Inuyasha						¥315	03/19/03	
	STAR WARS MOBILE	1	1		1		¥315	04/03/03	
	DETECTIVE CONAN						¥210	07/03/03	
	Ke-tai Hamtaro.com						¥315	11/20/03	
		2	1	0	1	0			8
Game	Mini-game ☆ Tengoku!	1					¥315	08/16/01	
	Idol to Koisiyo ♪		1				¥315	10/11/01	
	Kensho Puzzler	1					¥315	12/13/01	
	Robo☆Robo	1					¥315	12/19/02	
	Cybird Style						¥0	10/23/02	
		3	1	0	0	0			5
Fortune-telling	Anata no Nedan? DX						¥210/¥52	07/05/01	
	Super Tarot Uranai	1					¥210	07/10/01	
	Super Kyosho Uranai	1		1			¥210	12/12/01	
	Hosoki Kazuko						¥315	12/04/03	
		2	0	1	0	0			4
Information	Tsuri-King						¥315	09/13/00	
	TV Panic Game Store						¥0	10/03/00	
	CINEMA IMAGICA		1				¥315	12/04/01	
	@AJA						¥315	02/01/00	
	@AJA Mypage						¥210	11/15/00	
	@AJA Toukou Paradise						¥157	12/14/00	
	IT media						¥315	01/16/03	
	Namiaru?		1				¥315	03/19/03	
	Mobile Takarazuka						¥315	08/07/03	
	Inu-Neko no Kimochi (name change)						¥210	01/15/04	
	T-SHIRTS To Go						¥0	01/15/04	
	Saisuta Shop						¥0	03/18/04	
		0	2	0	0	0			12
Sub Total		7	4	1	1	1			
									34

Operator: Vodafone

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥105/¥315	12/04/00	
	TFM Chakushin Melody						¥105/¥32 ¥315/¥26	09/03/01	
	Keigoe Tsukuro ♪						¥210	12/03/01	
	SOUL TRAIN						¥315	05/12/04	
	CoolSound Real					1	¥105	06/16/04	
		0	0	0	0	1			5
Wallpaper / Screensaver	Chaku Kyara!						¥105 ¥210	12/10/99	
	Prinet						¥315	08/01/00	
	Digital Tokoro-san 3D town	1					¥210	01/15/02	
	Chekira · Thomas etc.	1					¥210	12/02/02	
	STAR WARS MOBILE	1	1		1		¥315	12/02/02	
	3D Machiuke Johokyoku	1					¥210	12/01/02	
	Inuyasha	1					¥315	03/03/03	
	DETECTIVE CONAN						¥210	05/14/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		5	1	0	1	0			9
Game									
		0	0	0	0	0			0
Fortune-telling	Super Tarot Uranai						¥210	12/10/99	
	Nandemo Shindan						¥315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai						¥210	09/01/00	
	Hosoki Kazuko						¥315	11/12/03	
		0	0	0	0	0			4
Information	Mobile Takarazuka						¥315	11/01/01	
	Saikyo no Kaigai Joho						¥315	12/10/99	
	Himitsu no Denwacho						¥0	12/10/99	
	@AJA Renai Navi (name change)						¥315	09/01/00	
	@AJA Mypage						¥210	09/01/00	
	Tsuri-King	1					¥315	01/15/03	
	IT media						¥315	03/03/03	
	T-SHIRTS To Go						¥0	10/01/03	
	CINEMA IMAGICA						¥315	12/01/03	
	Namiaru?		1				¥315	04/14/04	
		1	1	0	0	0			10
Sub Total		6	2	0	1	1			
									28

Grand Total	
	100

<Translation>

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/ investor/index.html

November 22, 2004

Results of Operation (Non-Consolidated), Interim Period ended September 30, 2004

CYBIRD Co., Ltd.
Security Code: 4823, JASDAQ
(URL: http://www.cybird.co.jp/english/investor/index.html)
Representative: Kazutomo Robert Hori
President and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6110

Registered issues
Head office: Tokyo

Date of Approval by Board of Directors: November 22, 2004
Interim Dividend Plan: Yes
Adoption of US GAAP: Not Applicable
Adoption of Odd Stock: No

1. Results of Operation, Interim Period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)

(1) Non-Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2004	5,430(23.1)	202 (－)	210(－)
Interim ended September 30, 2003	4,412(6.8)	-57 (－)	-53 (－)
Year ended March 31, 2004	9,491	429	449

	Net Income	Earnings per Share
	Millions of yen (%)	Yen
Interim ended September 30, 2004	997 (－)	14,648.94
Interim ended September 30, 2003	-106 (－)	-1,682.52
Year ended March 31, 2004	71	1,107.40

Note 1. Average Number of Shares Issued
(as of 2004/9/30) 68,081 shares (as of 2003/9/30) 63,583 shares (as of 2004/3/31) 64,767 shares
2. Change of Accounting Method Not Applicable
3. "%" above shows increase / decrease of each item, compared with previous interim.

(2) Dividend

	Interim Dividend per Stock	Annual Dividend per Stock
	Yen	Yen
Interim ended September 30, 2004	0	－
Interim ended September 30, 2003	0	－
Year ended March 31, 2004	－	500.00

(3) Non-Consolidated Financial Conditions (Unit: million of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2004	9,647	7,703	79.8	112,678.46
September 30, 2003	6,576	5,290	80.4	83,132.87
March 31, 2004	7,923	6,590	83.2	97,367.47

Note 1. Number of shares Issued
(as of 2004/9/30) 68,363 shares (as of 2003/9/30) 63,639 shares (as of 2004/3/31) 67,692 shares
2. Number of treasury stocks as of the Interim (Fiscal Year) end Nil

2. Non-Consolidated Earnings Forecasts for Fiscal Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Year ending March 31, 2005	10,500	500	1,200

Reference: Projected Earnings per Share (Full-year) ¥5,851.11
Calculated by the number of shares issued (205,089) at the end of the interim period due to the stock split implemented on November 19, 2004.

The above-mentioned earnings forecasts for FY ending March 31, 2005 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by

File No.82-5139

CYBIRD

URL : http://www.cybird.co.jp/investor/

JASDAQ

SEC MAIL RECEIVED PROCESSING SECTION
NOV 29 2004
WASH. D.C. 202

News Release

November 17, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice regarding Interim Estimates and Revision of Fiscal Earnings Forecasts

Tokyo, Japan, November 17, 2004 --- CYBIRD Co., Ltd. announced that, based on recent business trends, interim net sales, ordinary income, and net income for the fiscal year ending March 2005 were expected to differ significantly from the interim results of the previous fiscal year. At the same time, the Company announced revisions to the earnings forecasts for the fiscal year ending March 2005 announced on May 25, 2004. CYBIRD does not announce interim period earnings forecasts. Details are as follows.

1. Interim Earnings Estimates

Interim Consolidated Earnings Estimates (for period from April 1, 2004 to September 30, 2004)

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Results of Previous Interim Period (A)	4,977	27	(60)
Current Interim Estimate (B)	6,170	237	1,037
Change (B－A)	1,193	209	1,097
Change (%)	24.0%	758.1%	—

Interim Non-consolidated Earnings Estimates (for period from April 1, 2004 to September 30, 2004)

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Results of Previous Interim Period (A)	4,412	(53)	(106)
Current Interim Estimate (B)	5,430	210	997
Change (B－A)	1,018	263	1,104
Change (%)	23.1%	—	—

2. Revision of Fiscal Earnings Forecasts

Fiscal Consolidated Earnings Forecasts (for period from April 1, 2004 to March 31, 2005)

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	12,500	700	350
Revised Forecast (B)	12,500	700	1,250
Change (B－A)	0	0	900
Change (%)	－	－	257.1%
(Reference) Results as of March 31, 2004	10,713	596	199

Fiscal Non-consolidated Earnings Forecasts (for period from April 1, 2004 to March 31, 2005)

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	10,500	500	300
Revised Forecast (B)	10,500	500	1,200
Change (B－A)	0	0	900
Change (%)	－	－	300.0%
(Reference) Results as of March 31, 2004	9,491	449	71

3. Summary of Interim Period Earnings for Fiscal Year Ending March 2005

During the interim period under review, consolidated net sales rose ¥1,193 million, or 24.0% compared with the same period in the previous fiscal year, to ¥6,170 million, reaching a record high for interim earnings. Favorable growth by our Mobile Content, Marketing Solutions, and Technology-Related businesses supported this expansion. Ordinary income advanced ¥209 million, or 758.1% from the same period in the previous fiscal year, to ¥237 million. Boosted by a gain on sales of a portion of CYBIRD's stake in KLab Inc., net income amounted to ¥1,037 million, up ¥1,097 million from the loss recorded for the interim period last year.
As a result of the sale of shares of the previously consolidated subsidiary KLab Inc. to usen Corp. on September 28, 2004, KLab Inc. became an affiliate accounted for by the equity method. Although the company has been removed from the scope of consolidation for the interim period under review, KLab's statements of income have been consolidated for the period from April 1, 2004 to September 30, 2004 (deemed date of sale).

Note: Effective November 1, 2004, K Laboratory Co., Ltd. changed its name to KLab Inc.

4. Reasons for Revision of Earnings Forecasts for Fiscal Year Ending March 2005

During the interim period under review, CYBIRD sold 2,372 shares of KLab Inc., previously a consolidated subsidiary of the Company, to usen Corp. for ¥1,660 million. In addition, CYBIRD sold a further 415 shares of KLab to usen Corp. on October 29, 2004 for ¥290 million. As a result of these transactions, the Company will record a gain on sale of shares of an affiliate totaling approximately ¥1.8 billion in the current fiscal year. Since this gain will push up net income substantially beyond original forecasts on a consolidated and non-consolidated basis, CYBIRD is revising its earnings forecasts for the fiscal year. Although the elimination of KLab from the scope of consolidation will affect consolidated earnings in the current fiscal year, the Company believes that it will be able to reach its original estimates for net sales and ordinary income. Besides pursuing further expansion of existing businesses, CYBIRD added a newly consolidated subsidiary, C&T Mobile Support Co,. Ltd., during the interim period that will begin contributing to sales in the second half, and is implementing new business strategies, including the development of new businesses.

(Cautionary Statement Regarding Earnings Forecasts)
The Earnings forecasts stated in these materials are calculated using estimations and assumptions made based on currently available information and involve risks and uncertainties. It should be recognized that actual results could differ significantly from the forecasts given.

(End of document)